Filed by Simmons First National Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Southwest Bancorp, Inc.

Commission File No.: 001-34110

Simmons First National Corporation

NASDAQ-GS: SFNC



Pine Bluff Corporate Headquarters



Little Rock Corporate Office

Forward-Looking Statements and Non-GAAP Financial Measures

Certain statements contained in this presentation may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "estimate," "expect," "foresee," "may," "might," "will," "would," "could" or "intend," future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to the Company's future growth, revenue, assets, asset quality, profitability and customer service, critical accounting policies, net interest margin, non-interest revenue, market conditions related to the Company's common stock repurchase program, allowance for loan losses, the effect of certain new accounting standards on the Company's financial statements, income tax deductions, credit quality, the level of credit losses from lending commitments, net interest revenue, interest rate sensitivity, loan loss experience, liquidity, capital resources, market risk, earnings, effect of pending litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this presentation in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors include, but are not limited to, changes in the Company's operating or expansion strategy, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability to maintain credit quality, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of the Company to collect amounts due under loan agreements, changes in consumer preferences, effectiveness of the Company's interest rate risk management strategies, laws and regulations affecting financial institutions in general or relating to taxes, the effect of pending or future legislation, the ability of the Company to repurchase its common stock on favorable terms, the ability of the Company to successfully implement its acquisition strategy, changes in interest rates and capital markets, inflation, customer acceptance of the Company's products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company's press releases and filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date of this Report, and we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this Report.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

This document contains financial information determined by methods other than in accordance with generally accepted accounting principles (GAAP). The Company's management uses these non-GAAP financial measures in their analysis of the company's performance. These measures typically adjust GAAP performance measures to include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or nonrecurring transactions. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the company's core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Important Additional Information and Where to Find It

Merger with First Texas BHC, Inc.

In connection with the proposed merger with First Texas BHC, Inc. ("First Texas"), Simmons First National Corporation ("SFNC") will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Texas and SFNC, and a prospectus of SFNC, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SFNC AND FIRST TEXAS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY SFNC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about SFNC and First Texas, may be obtained at the SEC's Internet site (http://www.sec.gov), when they are filed by SFNC. You will also be able to obtain these documents, when they are filed, free of charge, from SFNC at www.simmonsbank.com under the heading "Investor Relations". Copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: David Garner, Investor Relations Officer, Telephone: (870) 541-1000 or to First Texas BHC, Inc., 2200 West 7th Street, Suite 112, Fort Worth, TX 76107, Attention: Lisanne Davidson, Telephone: (817) 298-5610.

SFNC, First Texas, and certain of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SFNC, and their respective ownership of SFNC common stock, is set forth in the proxy statement for SFNC's 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2017. Additional information regarding all of the participants in the solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Important Additional Information (Continued)

Merger with Southwest Bancorp, Inc.

In connection with the proposed merger with Southwest Bancorp, Inc. ("Southwest"), SFNC will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Southwest and SFNC, and a prospectus of SFNC, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SOUTHWEST AND SFNC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY SFNC AND/OR SOUTHWEST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about SFNC and Southwest, may be obtained at the SEC's Internet site (http://www.sec.gov), when they are filed by SFNC or Southwest. You will also be able to obtain these documents, when they are filed, free of charge, from SFNC at www.simmonsbank.com under the heading "Investor Relations." Copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: David Garner, Investor Relations Officer, Telephone: (870) 541-1000 or to Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma 74074, Attention: Joe Shockley, CFO or Rusty LaForge, EVP, General Counsel & Investor Relations, Telephone: (405) 742-1800.

SFNC, Southwest, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the SFNC and Southwest, respectively, in connection with the proposed merger. Information about the directors and executive officers of SFNC and Southwest, and their respective ownership of SFNC's common stock and Southwest's common stock is set forth in the proxy statement for SFNC's 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 14, 2017, and in the proxy statement for Southwest's 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 9, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Company Profile

- **Ticker: SFNC**
- **Founded: 1903**
- **$9.1 billion** Total Assets
- **$1.7 billion** Market Cap
- **4 State Footprint**


Kansas
Missouri
Arkansas
Tennessee

- **History of strong asset quality**
- **Excellent non-interest income** (non-banking business units)
- **Converted from a National Charter to a State Charter** (Fed Member Bank) *(March 2016)*
- **Ranked 46th in the U.S. on ABA's list of Top 100 Farm Lenders**(1)
- **Ranked 44th in the U.S. on SBA's list of Top 100 SBA Lenders**(2)

Simmons First National Corporation

(1) Source: American Bankers Association's list of the Top 100 Farm Lender Ranked by Dollar Volume (as of 03/31/17)

(2) Source: U.S. Small Business Administration's list of the Top 100 SBA Lenders Ranked by Number of Loans (as of 12/31/16)

Company Footprint and Regional Structure



Lincoln
UNITED STATES
Topeka
Kansas City
Jefferson City
St Louis
Springfield
Indianapolis
Columbus
Cincinnati
Louisville
Frankfort
Kentucky
Kansas
Missouri
Wichita
Tulsa
Oklahoma City
Oklahoma
Amarillo
Lubbock
Fort Worth
Dallas
Little Rock
Memphis
Knoxville
Atlanta
Birmingham
Mississippi

1 Arkansas Region
- Loans $2.6B
- Deposits $3.7B

2 Missouri / Kansas Region
- Loans $1.4B
- Deposits $1.1B

3 Tennessee Region
- Loans $1.3B
- Deposits $2.0B

Simmons First Credit Cards

- $177 million nationwide credit card portfolio
- Loan yield (including fees) over 13.6%
- History of excellent credit quality

Simmons First Mortgage

- ~$269 million mortgage originations(1)
- ~74.6% purchase vs. 25.4% refinance

Simmons WEALTH MANAGEMENT

TRUST

- $4.0 billion in trust assets ($2.6 billion AUM)
- Profit margin ~ 35%
- Growing investment management business

INVESTMENTS

- Retail Group - $1.2 billion in assets under management

INSURANCE

- Middle Market Property & Casualty Commercial Clients
- Personal Life & Disability products delivered through Financial Advisor Network
- Employee benefits division
- 8 offices

(1) Year-to-date as of 06/30/17.

Financial Highlights

2017 YTD Results *US$ in millions, except per share data*	2016 Earnings	2017 Earnings	Change $	Change %	2016 EPS[1]	2017 EPS[1]	Change $	Change %
GAAP Results	$ 46.39	$ 45.19	$ (1.21)	(2.60%)	$ 1.52	$ 1.42	$ (0.10)	(6.58%)
Non-Core Items	1.89	4.10	2.21		0.07	0.13	0.06	
Non-GAAP Core Results	$ 48.28	$ 49.29	$ 1.01	2.09%	$ 1.59	$ 1.55	$ (0.04)	(2.52%)
ROA	1.24%	1.06%						
Core ROA	1.29%	1.15%						
ROTCE	13.90%	12.17%						
Core ROTCE	14.45%	13.23%						
Efficiency Ratio[2]	58.03%	58.40%						
NIM	4.28%	4.04%						
Core NIM	3.89%	3.79%						

Q2-2017 QTD Results *US$ in millions, except per share data*	Q2-16 Earnings	Q2-17 Earnings	Change $	Change %	Q2-16 EPS[1]	Q2-17 EPS[1]	Change $	Change %
GAAP Results	$ 22.91	$ 23.07	$ 0.16	0.68%	$ 0.75	$ 0.72	$ (0.03)	(4.00%)
Non-Core Items	2.18	3.69	1.51		0.07	0.12	0.05	
Non-GAAP Core Results	$ 25.09	$ 26.75	$ 1.66	6.62%	$ 0.82	$ 0.84	$ 0.02	2.44%
ROA	1.22%	1.05%						
Core ROA	1.34%	1.22%						
ROTCE	13.52%	12.13%						
Core ROTCE	14.76%	13.99%						
Efficiency Ratio[2]	57.33%	56.04%						
NIM	4.14%	4.04%						
Core NIM	3.86%	3.79%						

Simmons First National Corporation

(1) Diluted Earnings per Share
(2) Efficiency ratio is non-interest expense before foreclosed property expense and amortization of intangibles as a percent of net interest income (fully taxable equivalent) and non-interest revenues, excluding gains and losses from securities transactions and non-core items. See Appendix for non-GAAP reconciliations.

Note: Core excludes non-core income and expense items (e.g. merger related cost and branch rightsizing cost). Core NIM excludes interest purchase accounting interest accretion. Core results are non-GAAP measurements. See Appendix for non-GAAP reconciliations.

SFNC: Performance Trends

ROA



GAAP
Core
0.83%
0.81%
0.64%
0.77%
0.80%
0.86%
1.03%
1.25%
1.25%
1.31%
1.06%
1.15%
2012
2013
2014
2015
2016
Q2-17 YTD

ROTCE



GAAP
Core
8.05%
7.81%
6.36%
7.54%
10.99%
11.89%
12.53%
15.05%
13.92%
14.56%
12.17%
13.23%
2012
2013
2014
2015
2016
Q2-17 YTD

Efficiency Ratio[1]



70.1%
71.2%
67.2%
59.0%
56.3%
58.4%
2012
2013
2014
2015
2016
Q2-17 YTD

Diluted EPS



GAAP
Core
$1.64
$1.59
$1.42
$1.69
$2.11
$2.29
$2.63
$3.18
$3.13
$3.28
$3.03
$3.25
2012
2013
2014
2015
2016
Q2-17 LTM

Simmons First National Corporation

(1) Efficiency ratio is non-interest expense before foreclosed property expense and amortization of intangibles as a percent of net interest income (fully taxable equivalent) and non-interest revenues, excluding gains and losses from securities transactions and non-core items. See Appendix for non-GAAP reconciliations.

Note: Core excludes non-core income and expense items (e.g. merger related cost and branch rightsizing cost). Core NIM excludes interest purchase accounting interest accretion. Core results are non-GAAP measurements. See Appendix for non-GAAP reconciliations.

Loan Portfolio

State	Total Loans	% of Total
AR	$2.6B	41.6%
TN	$1.3B	21.6%
MO / KS	$1.4B	23.1%
Other(1)	$0.9B	13.7%

Re-Pricing	% of Total
Variable, Adj. or Fixed < 1 Yr. Maturity	39%
Fixed Rate	61%

CRE-Loans	% of Total
Owner Occupied	35%
Non-Owner Occupied	65%

CRE Concentration	% of Capital
C&D	60%
CRE	244%

Total Loan Portfolio
$6.2 billion

June 30, 2017



Commercial
13.2%
Single Family
Residential
21.6%
Construction
8.1%
Consumer
7.0%
Credit Card
2.8%
Agriculture
3.1%
Other
0.3%
Commercial Real Estate
43.9%

(1) Includes credit card, indirect, & equipment finance (nationwide).

Simmons First National Corporation

Loan Growth

US$ in millions	Quarter-over-Quarter Growth Q2 2016	Q2 2017	Change $	Change %	Linked Quarter Growth Q1 2017	Q2 2017	Change $	Change %
Legacy Loans, including acquired migrated	$ 3,725	$ 5,001	$ 1,275	34.23%	$ 4,633	$ 5,001	$ 368	7.94%
Acquired Loans, net of discounts	1,288	1,225	(63)	(4.91%)	1,145	1,225	80	7.02%
Total Loans, net of discounts	**$ 5,014**	**$ 6,226**	**$ 1,212**	**24.17%**	**$ 5,778**	**$ 6,226**	**$ 448**	**7.76%**

Linked Quarter Growth

On a linked-quarter basis (June 30, 2017 compared to March 31, 2017), total loans increased $448 million. The increase was due to:

- $253 million increase from loans acquired from the First South Bank acquisition
- $26 million decrease in liquidating portfolio (indirect lending and consumer finance)
- $35 million increase from participations purchased from Southwest Bank
- $270 million in legacy loan growth (strong growth in Springfield, Northwest Arkansas, Kansas City, St. Louis and Little Rock
- $84 million decrease in the existing acquired loan portfolio due to migration (acquired to legacy), normal loan paydowns and loan sales

Credit Quality: Legacy Loan Portfolio *(Excludes acquired loans)*

"Great Recession" (2009–2011)

Non-Performing Loans	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 Q1	2017 Q2
SFNC	0.81%	1.35%	1.98%	1.74%	1.42%	1.07%	0.74%	0.68%	1.16%	1.38%	1.32%
All US Banks	*2.38%*	*4.77%*	*4.68%*	*4.13%*	*3.56%*	*2.89%*	*2.28%*	*1.82%*	*1.64%*	*1.58%*	*0.86%*

Non-Performing Assets	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 Q1	2017 Q2
SFNC	0.64%	1.12%	1.71%	1.52%	1.61%	1.91%	1.30%	0.89%	0.93%	1.05%	1.02%
All US Banks	*1.34%*	*2.38%*	*2.37%*	*2.04%*	*1.73%*	*1.40%*	*1.10%*	*0.92%*	*0.83%*	*0.79%*	*0.67%*

Net Charge-Offs	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 Q1	2017 Q2
SFNC	0.43%	0.59%	0.71%	0.49%	0.40%	0.27%	0.30%	0.24%	0.40%	0.18%	0.21%
SFNC(1)	0.30%	0.38%	0.52%	0.30%	0.26%	0.15%	0.20%	0.16%	0.35%	0.11%	0.15%
All US Banks	*1.70%*	*2.91%*	*2.95%*	*1.81%*	*1.26%*	*0.77%*	*0.54%*	*0.47%*	*0.48%*	*0.51%*	*0.48%*

(1) Excluding Credit Card net charge-offs.
Source: SNL Financial – all U.S. Banks as of 06/30/17.

Credit Quality: Credit Card Portfolio

History of Strong Assets Quality (Net Charge-offs)



Net Charge-off %
11.00%
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1991 Recession
4.55%
1.42%
2001 Recession
6.41%
2.10%
2008 "Great Recession"
9.42%
2.61%
*
*
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
Q2-17 YTD
Industry
3.59%
SFNC
1.63%

*Federal bankruptcy reform impacted charge-offs in 2005
Source: Federal Reserve Board
Note: Industry data as of 06/30/17 not yet published by the Federal Reserve Board

Credit Quality: Loan and Credit Coverage

US$ in millions	Actual June 30, 2017		Coverage
Legacy Loan Portfolio	$	5,001	
Allowance for Loan Loss		(41.4)	0.83%
Loans acquired	$	1,254	
Loan discount / acquired ALLL		(28.8)	2.30%
Total Loans, before discounts	$	6,254	
Total allowance for loan loss and loan discount		(70.2)	1.12%

Acquired Loan Migration Note: Upon acquisition of a portfolio, all loans are considered acquired and have a credit mark (loan discount) in place to cover potential exposure. When an acquired, non-impaired loan is renewed or otherwise is re-underwritten for a formal modification or change in terms, the loan is then considered as a legacy credit (migrated loan) and is expected to conform to current policy guidelines. Acquired, impaired loans remain in the acquired pools for the life of the loan regardless of renewal or modification status. Migrated loans that convert to the legacy portfolio are considered to be of acceptable risk to the bank and are subject to ALLL methodology. As with newly originated loans, acceptable credit risk loans require a lower ALLL allocation than those with a higher level of risk. Therefore, our ALLL to total loans ratio has declined, as the quality of loans subject to our ALLL methodology has improved. When acquired loan credit mark is included, our total coverage ratio remains over 1.10%.

Acquisitions since 2013

US$ in millions Bank	Announced	Closed	System Conversion	Total Assets	Trust AUM	Purchase Price[1]	Price / Earnings[1]	Price / Book Value[1]	Price / TBV[1]	Estimated Cost Savings
Metropolitan National Bank[2]	Sep-13	Nov-13	Mar-14	$ 920	$ 370	$ 54	(2.0 x)	86%	87%	40%
Delta Trust & Bank	Mar-14	Aug-14	Oct-14	420	815	66	15.6 x	161%	165%	35%
First State Bank	May-14	Feb-15	Sep-15	1,915	-	243	11.9 x	176%	180%	20%
Liberty Bank	May-14	Feb-15	Apr-15	1,065	-	211	13.4 x	204%	217%	25%
Trust Company of the Ozarks	Apr-15	Oct-15	Jan-16	15	1,000	21	NA	NA	NA	15%
Citizens National Bank	May-16	Sep-16	Oct-16	585	200	77	16.2 x	127%	127%	25%
Hardeman County Investments[3]	Nov-16	May-17	Sep-17	462	-	75	18.4 x	140%	179%	30%
Southwest Bancorp, Inc (OKSB)[4]	Dec-16	**Pending**	**TBD**	2,468	-	568	28.9 x	200%	212%	35%
First Texas BHC, Inc.	Jan-17	**Pending**	**TBD**	2,019	430	462	26.1 x	208%	250%	32%

(1) Deal ratios as of announcement date. Source: SNL Financial
(2) Metropolitan was acquired from Section 363 Bankruptcy.
(3) September 2017 system conversion represents the expected date.
(4) OKSB's earnings multiple of 28.9x is being calculated using the company's LTM earnings.

Pro Forma Franchise Footprint

Pro Forma Branches	
Arkansas	83
Tennessee	50
Missouri	28
Texas	21
Oklahoma	19
Kansas	7
Colorado	3
Total	**211**


IOWA
NEBRASKA
Des Moines
Lincoln
ILLINOIS
INDIANA
OHIO
Columbus
Denver
COLORADO
KANSAS
Topeka
Indianapolis
Washington
MISSOURI
Wichita
WEST VIRGINIA
KENTUCKY
VIRGINIA
Santa Fe
OKLAHOMA
Nashville
TENNESSEE
NORTH CAROLINA
Oklahoma City
Memphis
Charlotte
NEW MEXICO
ARKANSAS
Birmingham
Atlanta
Dallas
Jackson
ALABAMA
GEORGIA
Ciudad Juárez
TEXAS
MISSISSIPPI
Austin
LOUISIANA
Tallahassee
San Antonio
Houston
FLORIDA
Tampa
SFNC (164)
OKSB (31)
SWB (16)

Source: SNL Financial
Note: Pro forma branch count includes Simmons Bank, Bank SNB and Southwest Bank

Attractive & Diverse Regional Footprint

Southwest

- Footprint concentrated in high growth metropolitan areas
  - Deposit market share rank of #10 in OK
  - Deposit market share rank of #19 in DFW
- 50 branches with ~$3.5 billion total deposits
- Ongoing consolidation opportunities
- Commercial lending focus



Denver
COLORADO
KANSAS
Wichita
OKLAHOMA
Oklahoma City
Dallas
TEXAS
Austin
San Antonio
SFNC (3)
OKSB (31)
SWB (16)

Missouri and Arkansas

- Stable core deposit markets
  - Deposit market share rank of #21 in MO
  - Deposit market share rank of #6 in AR
- 111 branches with ~$4.6 billion total deposits
- Strong organic growth in St. Louis & Kansas City
- Community banking focus



Kansas City
Overland Park
Jefferson City
MISSOURI
Paragould
ARKANSAS
SFNC (111)

Tennessee

- Strong presence stretching across Tennessee
  - Deposit market share rank of #12 in TN
- 50 branches with ~$2.0 billion total deposits[1]
- Community banking focus
- Commercial lending opportunity in Nashville & Knoxville



SFNC (50)

Source: SNL Financial
Note: FDIC deposit data as of 6/30/16

Complementary Lines of Business and Future Expansion

Lines of Business	Simmons First National Corporation	Southwest Bancorp, Inc.	Southwest Bank
Mortgage Banking	✓	✓	✓
Wealth Management & Trust	✓		✓
Treasury Services	✓	✓	✓
SBA Lending Team	✓		✓
Insurance	✓		
Credit Cards	✓	✓	✓
Equipment Finance	✓	✓	✓
Mortgage Warehouse			✓
Healthcare Lending		✓	

Proven Acquirer and Integrator

Recent Acquisitions				
2013	**2014**	**2015**	**2016**	**2017[2]**
		$1.1B **Liberty** Springfield, MO		$0.5B **First South** West Tennessee
$0.9B **Metropolitan[1]** Central AR	$0.4B **Delta** Arkansas	$1.9B **First State** Tennessee	$0.6B **Citizens National** East Tennessee	$2.5B **OKSB** OK, TX, KS, & CO
		$1.0B AUM **Trust Co. of the Ozarks** Missouri		$2.0B **SWB** TX (DFW MSA)

Acquisitions since 1990



1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
First Savings Bank of Arkansas
Financial Centers: 2
Savers Savings Bank of Arkansas
Financial Centers: 2
Dumas Bancshares, Inc.
Dumas State Bank
American Bancshares of Arkansas, Inc.
Lincoln Bankshares Inc.
NBC Bank Corp
National Bank of Commerce
Alliance Bancorporation, Inc.
March 19, 2004
ALLIANCE BANK
Cross County Bancshares, Inc.
June 25, 2004
Financial Centers: 1
Bank of Little Rock
October 31, 2005
Financial Centers: 1
Truman Bank
September 14, 2012
TRUMAN BANK
Excel Bank
October 19, 2012
EXCEL
TCO
LIBERTY
August 31, 2014
FIRST SOUTH BANK
Q1 2017 Expected
First America Savings Bank
Dermott State Bank Bancshares, Inc.
Home Federal Saving Association
Financial Centers: 1
FIRST BANK OF ARKANSAS
First Bank of Arkansas, Russellville
First Bank of Arkansas, Searcy
August 1, 1997
First Financial Banc Corporation
July 17, 2000
Heartland Community Bank Bancshares, Inc.
Financial Centers: 1
Union Planters Corporation
Southwest Community Bank
CommunityBank
Metropolitan National Bank
Metropolitan National Bank
Security Savings Bank
First State
Q2 2017 Expected
Southwest Bank
Q4 2017 Expected
CITIZENS NATIONAL BANK

(1) Metropolitan acquired from Section 363 bankruptcy.
(2) Expect closing of OKSB and SWB in 2017.

Acquisition Summary

- Pro forma assets of $14.0 billion[(1)]
- $4.6 billion asset franchise in high growth Southwest markets throughout Texas, Oklahoma and Colorado
- Significantly enhances organic growth profile and expands future M&A opportunities
- Expected to be accretive to earnings per share within the first full year, while retaining strong capital position
- Integration experience and retention of local management helps achieve low execution risk
- We remain well-positioned for future opportunities

(1) Pro forma assets includes acquisition of OKSB and SWB.

$10 Billion Threshold & Potential Dodd-Frank Impact

DFAST (Dodd-Frank Stress Test Act)

As part of the Dodd-Frank financial reform legislation in 2010, financial institution's with total consolidated assets of more than $10 billion are required to conduct an annual stress test. SFNC is well underway in the preparation for the DFAST requirements. A GAP analysis has been prepared, the Audit and Compliance Groups have been strengthened, and the Company is preparing to invest in IT system requirements. SFNC's expected reporting timeline is:

- "As of" date for first stress test - December 31, 2019
- First stress test reporting date - July 31, 2020
- First public disclosure - October 15-31, 2020

Audit & Compliance Regulatory Cost[1]

To strengthen the Audit and Regulatory Compliance groups, as well as to prepare for the increased regulatory requirements associated with exceeding $10 billion in assets, the Company has incurred, and estimates it will incur, the following costs:

- 2015 - $4.1 million
- 2016 - $7.0 million
- 2017 - $9.3 million (projected)

Durbin Amendment

The Durbin amendment, passed as part of the Dodd-Frank, required the Federal Reserve to limit fees charged to retailers for debit card processing. For financial institution's with total of $10 billion or more as of December 31st, the debit card fees are reduced beginning on July 1st of the following year. Due to the acquisition of OKSB, SFNC expects to exceed the $10 billion threshold on December 31, 2017. The effective date for the impact of the Durbin Amendment is expected to be July 1, 2018. SFNC's estimated reduction in debit card fees per year is:

- 2017 - $0
- 2018 - $3.8 million after-tax, or $0.08 per share[2]
- 2019 - $7.5 million after-tax, or $0.16 per share[2]

(1) Does not include pending or future acquisitions.

(2) Pro forma shares outstanding of approximately 46 million, which includes the acquisition of Hardeman County Investment Company, OKSB and First Texas BHC.

108 Years of Consistent Dividend History

Current Dividend Yield[1]
1.9%

Dividend Payout Ratio	
GAAP Earnings[2]	33.0%
Core Earnings[3]	30.8%



$1.00
$0.80
$0.60
$0.40
$0.20
$-
$0.28
$0.32
$0.36
$0.40
$0.44
$0.48
$0.53
$0.57
$0.61
$0.68
$0.73
$0.76
$0.76
$0.76
$0.76
$0.80
$0.84
$0.88
$0.92
$0.96
$1.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Simmons First National Corporation

(1) Based on 06/30/17 closing stock price of $52.90.
(2) LTM EPS of $3.03 as of 06/30/17.
(3) LTM Core EPS of $3.25 as of 06/30/17, excludes non-core income and expense items and is a non-GAAP measurement. See Appendix for non-GAAP reconciliations.

Note: Projected 2017 dividend per share based on 07/03/17 dividend payment

1 Year Total Shareholder Return

(Dividends + Stock Appreciation) **06/30/16 – 06/30/17**


55.0%
45.0%
35.0%
25.0%
15.0%
5.0%
(5.0%)
(15.0%)
Jun 2016
Sep 2016
Dec 2016
Mar 2017
Jun 2017
SNL Mid Cap Bank
36.2%
SFNC
16.6%

Simmons First National Corporation

Note: Stock Price $52.90 as of 06/30/17
Source: SNL Financial

3 Year Total Shareholder Return

(Dividends + Stock Appreciation)

06/30/14 – 06/30/17



85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
5.0%
(5.0%)
(15.0%)
Jun 2014
Sep 2014
Dec 2014
Mar 2015
Jun 2015
Sep 2015
Dec 2015
Mar 2016
Jun 2016
Sep 2016
Dec 2016
Mar 2017
Jun 2017
SNL Mid Cap Bank
47.9%
SFNC
42.4%

Simmons First National Corporation

Note: Stock Price $52.90 as of 06/30/17
Source: SNL Financial

Long-term Shareholder Return

(Dividends + Stock Appreciation)

Pre-economic downturn 12/31/07 – 06/30/17


225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
(25.0%)
(50.0%)
(75.0%)
Dec 2007
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Dec 2013
Dec 2014
Dec 2015
Dec 2016
SFNC
155.2%
SNL Mid Cap Bank
10.3%

Note: Stock Price $52.90 as of 06/30/17
Source: SNL Financial

Investment Profile

Market Data as of 06/30/17 *US$ in millions, except share price data*		SFNC
Stock Price	$	52.90
52-Week High	$	66.40
52-Week Low	$	44.95
Common Shares Outstanding		32.2
Market Capitalization	$	1,700
% Institutional Ownership		58.5%

Valuation & Per Share Data	
Price/LTM EPS (as of 06/30/17)	17.5 x
Price/LTM Core EPS (as of 06/30/17)[1]	16.3 x
Price/2017 Consensus EPS[2]	16.1 x
Price/2018 Consensus EPS[2]	12.8 x
Price/Book Value	1.4 x
Price/Tangible Book Value	2.1 x

(1) LTM Core EPS excludes non-core income and expense items and is a non-GAAP measurement. See Appendix for non-GAAP reconciliations.
(2) Based upon the Company's five analyst consensus EPS of $3.29 for 2017 and $4.14 for 2018, as of 07/17/17.
Source: SNL Financial

Strategic Focus

- "Table Stakes"
  - Asset Quality
  - Regulatory Compliance
- Internal revenue opportunities
- Efficiency initiatives
- Branding in new markets and product enhancement
- $10 billion threshold
- Acquisitions
  - Traditional banking – enhance current footprint and consider expanding into adjoining states (inside-out strategy)
  - Non-banking – trust, investments, insurance and credit card

Why Simmons First?

- **Multiple paths to potential above-average earnings growth**
  - M&A accretion, cost savings and revenue enhancements
  - Continued efficiency initiatives
  - Organic legacy loan growth
- **Experienced and deep management**
- **Exceptional balance sheet**
- **Consistent historical earnings performance**
- **Attractive dividend yield and total shareholder return**

Committed to delivering a sophisticated and diverse range of products with the service level of a community bank

SUPPLEMENTAL INFORMATION

Overview of SWB

SWB Footprint



Decatur
Denton
McKinney
Frisco
The Colony
Allen
Lewisville
Plano
Wylie
Carrollton
Keller
Grapevine
Farmers Branch
Garland
Rockwall
Azle
Wataugua
University Park
Rowlett
North Richland Hills
Irving
Dallas
Mesquite
Fort Worth
Grand Prairie
Benbrook
Forest Hill
Duncanville
Seagoville
DeSoto
Burleson
Mansfield
Cedar Hill
Lancaster
Waxahachie
Cleburne
Ennis
Corsicana
First Texas (16)

Overview

- Founded in 1963
- Headquartered in Fort Worth, Texas
- Operates 16 branches in the Dallas/Fort Worth Metroplex
- Offers personal and business banking, wealth management and mortgage services

Financial Highlights

Headquarters			Fort Worth, TX
Year Established			1963
Branches			16
CEO			Vernon Bryant

	2016 Q3	2016 Q4	2017 Q1
Total Assets	$ 2,018,711	$ 2,129,366	$ 2,201,504
Total Loans & Leases (Incl. HFS)	1,758,879	1,796,462	1,915,720
Quarterly Loan Growth	3.69%	2.14%	6.64%
Annualized Loan Growth	14.74%	8.55%	26.55%
Total Deposits	1,514,579	1,653,740	1,659,412
% Core Deposits	89.53%	90.71%	86.32%
Loans / Deposits	116.13%	108.63%	115.45%
ROAA	1.09%	1.03%	0.70%
ROAE	9.60%	9.29%	6.30%
ROATCE	11.58%	11.12%	7.56%
Net Interest Margin	0.65%	0.66%	0.73%
Efficiency Ratio	59.81%	61.60%	68.67%
NPAs / Assets	0.14%	0.00%	0.02%
NPAs / Loans + REO	0.16%	0.00%	0.03%
C&D Concentration	106.05%	118.40%	127.56%
CRE Concentration	363.65%	390.91%	421.13%

Dollars in thousands
Source: SNL Financial
Data as of or for the three months ended 09/30/16, 12/31/16 and 03/31/17
Note: Core deposits defined as total deposits less jumbo time deposits greater than $250,000

Overview of OKSB

OKSB Footprint



Fort Collins
Westminster
Denver
Centennial
COLORADO
Pueblo
Kearney
Lincoln
KANSAS
Topeka
Overland Park
Kansas City
Garden City
Dodge City
Wichita
Liberal
Santa Fe
Albuquerque
NEW MEXICO
Clovis
Amarillo
OKLAHOMA
Oklahoma City
Fort Smith
Altus
Wichita Falls
Lubbock
Roswell
Alamogordo
Carlsbad
Fort Worth
Dallas
Tyler
Abilene
Ciudad Juárez
Odessa
San Angelo
TEXAS
Waco
Nacogdoches
Austin
Kerrville
Houston
San Antonio
Beaumont
CHIHUAHUA
Piedras Negras
Laredo
Corpus Christi
Southwest (31)

Overview

- Founded in 1894 (Bank SNB)
- Headquartered in Stillwater, OK
- Operates 31 branches throughout Colorado, Kansas, Oklahoma and Texas
- Offers commercial and consumer lending, deposit services, specialized cash management and other financial services

Financial Highlights

Headquarters	Stillwater, OK
Year Established	1894
Branches	31
CEO	Mark Funke

	2016 Q3	2016 Q4	2017 Q1
Total Assets	2,468,042	2,475,392	2,522,594
Total Gross Loans	1,880,112	1,877,132	1,936,443
Quarterly Loan Growth	3.22%	(0.16%)	3.16%
Annualized Loan Growth	12.90%	(0.63%)	12.64%
Total Deposits	1,947,924	1,946,018	1,977,265
% Core Deposits	82.14%	81.48%	82.13%
Loans / Deposits	96.11%	96.23%	97.68%
ROAA	0.71%	1.00%	0.85%
ROAE	6.00%	8.64%	7.30%
ROATCE	6.38%	9.18%	7.72%
Net Interest Margin	3.43%	3.42%	3.38%
Efficiency Ratio	64.78%	60.78%	61.72%
NPAs / Assets	1.11%	0.72%	0.71%
NPAs / Loans + REO	1.46%	0.95%	0.93%
C&D Concentration	60.57%	63.68%	60.74%
CRE Concentration	228.34%	235.55%	243.53%

Dollars in thousands
Source: SNL Financial
Data as of or for the three months ended 09/30/16, 12/31/16 and 03/31/17
Note: Core deposits defined as total deposits less jumbo time deposits greater than $250,000

Expansion into Attractive Markets

'17 – '22 Projected Population Growth (%)


Southwest Bank
10.0%
8.4%
8.1%
8.1%
6.3%
4.4%
2.3%
3.8%
1.1%
2.8%
Austin
San Antonio
D/FW
Denver
Oklahoma City
Stillwater
Wichita
USA
SFNC
SFNC Pro Forma

'17 – '22 Projected Median HHI Growth (%)


Southwest Bank
11.0%
9.6%
9.4%
7.8%
7.4%
6.1%
5.9%
7.3%
4.5%
5.8%
Oklahoma City
Stillwater
Denver
San Antonio
D/FW
Wichita
Austin
USA
SFNC
SFNC Pro Forma

Projected 2022 Median Household Income ($)


Southwest Bank
$76,838
$70,417
$68,553
$62,535
$60,767
$57,253
$44,508
$61,639
$45,615
$49,807
Denver
Austin
D/FW
Oklahoma City
San Antonio
Wichita
Stillwater
USA
SFNC
SFNC Pro Forma

Simmons First National Corporation

Source: SNL Financial
Deposit data as of 06/30/16
SFNC demographic data deposit weighted by county

Pro Forma Deposit Composition by State

SFNC [1]



1%
14%
53%
32%

Deposits ($000)		
Arkansas	$3,697,837	53%
Tennessee	2,251,407	32%
Missouri	975,129	14%
Kansas	66,052	1%
Total Deposits	$6,990,425	100%

OKSB



7%
3%
10%
80%

Deposits ($000)		
Oklahoma	$1,540,304	80%
Texas	190,474	10%
Colorado	49,531	3%
Kansas	133,786	7%
Total Deposits	$1,914,095	100%

SWB



100%

Deposits ($000)		
Texas	$1,416,303	100%
Texas	$1,416,303	100%

Pro Forma



0%
16%
36%
15%
2%
9%
22%

Deposits ($000)		
Arkansas	$3,697,837	36%
Tennessee	2,251,407	22%
Missouri	975,129	9%
Kansas	199,838	2%
Oklahoma	1,540,304	15%
Texas	1,606,777	16%
Colorado	49,531	0%
Total	$10,320,823	100%

(1) SFNC pro forma for acquisition of Hardeman County Investment Company.
Note: FDIC deposit data as of 06/30/16
Source: SNL Financial
Dollars in thousands

Stock Price Performance – 10/25/16 through 06/30/17



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
(10.0%)
US Election
Nov 18, '16
Oct 25, '16
Nov 09, '16
Nov 24, '16
Dec 09, '16
Dec 24, '16
Jan 08, '17
Jan 23, '17
Feb 07, '17
Feb 22, '17
Mar 09, '17
Mar 24, '17
Apr 08, '17
Apr 23, '17
May 08, '17
May 23, '17
Jun 07, '17
Jun 22, '17
OKSB
31.7%
NASDAQ Bank
23.6%
SFNC
7.2%

Source: SNL Financial

APPENDIX

Appendix: Non-GAAP Reconciliations

Reconciliation Of Non-GAAP Financial Measures *US$ in thousands*	2012	2013	2014	2015	2016	Q2 2016	Q2 2017
Calculation of ROAA							
Net income available to common stockholders	$ 27,684	$ 23,231	$ 35,688	$ 74,107	$ 96,790	$ 22,909	$ 23,065
Net non-core items, net of taxes, adjustment	(814)	4,381	3,019	15,515	4,619	2,182	3,688
Core earnings	$ 26,870	$ 27,612	$ 38,707	$ 89,622	$ 101,409	$ 25,091	$ 26,753
Average total assets	$ 3,336,163	$ 3,606,502	$ 4,478,101	$ 7,164,788	$ 7,760,233	$ 7,522,133	$ 8,812,460
Return on average assets	0.83%	0.64%	0.80%	1.03%	1.25%	1.22%	1.05%
Core return on average assets (non-GAAP)	0.81%	0.77%	0.86%	1.25%	1.31%	1.34%	1.22%
Calculation of ROTCE							
Net income available to common stockholders	$ 27,684	$ 23,231	$ 35,688	$ 74,107	$ 96,790	$ 22,909	$ 23,065
Amortization of intangibles, net of taxes	212	365	1,203	2,972	3,611	882	944
Total income available to common stockholders	$ 27,896	$ 23,596	$ 36,891	$ 77,079	$ 100,401	$ 23,791	$ 24,009
Net non-core items, net of taxes	(814)	4,381	3,019	15,515	4,619	2,182	3,688
Core earnings	26,870	27,612	38,707	89,622	101,409	25,091	26,753
Amortization of intangibles, net of taxes	212	365	1,203	2,972	3,611	882	944
Total core income available to common stockholders	$ 27,082	$ 27,977	$ 39,910	$ 92,594	$ 105,020	$ 25,973	$ 27,697
Average common stockholders' equity	$ 409,187	$ 435,918	$ 440,168	$ 938,521	$ 1,105,775	$ 1,086,618	$ 1,209,343
Total average intangibles	(62,499)	(64,709)	(104,498)	(323,237)	(384,684)	(378,729)	(415,344)
Average tangible common stockholders' equity	$ 346,688	$ 371,209	$ 335,670	$ 615,284	$ 721,091	$ 707,889	$ 793,999
Return on average common equity	6.77%	5.33%	8.11%	7.90%	8.75%	8.48%	7.65%
Return on tangible common equity (non-GAAP)	8.05%	6.36%	10.99%	12.53%	13.92%	13.52%	12.13%
Core return on average common equity (non-GAAP)	6.57%	6.33%	8.79%	9.55%	9.17%	9.29%	8.87%
Core return on tangible common equity (non-GAAP)	7.81%	7.54%	11.89%	15.05%	14.56%	14.76%	13.99%

Appendix: Non-GAAP Reconciliations

Reconciliation Of Non-GAAP Financial Measures *US$ in thousands*	2012	2013	2014	2015	2016	Q2 2016	Q2 2017
Calculation of Core Earnings							
Net Income	$ 27,684	$ 23,231	$ 35,688	$ 74,107	$ 96,790	$ 22,909	$ 23,065
Non-core items							
Accelerated vesting on retirement agreements	-	-	-	2,209	-	-	-
Gain on sale of merchant services	-	-	(1,000)	-	-	-	-
Gain on sale of banking operations	-	-	-	(2,110)	-	-	-
Gain from early retirement of trust preferred securities	-	-	-	-	(594)	-	-
Loss on FDIC loss-share termination/Gain on FDIC-assisted transactions	(3,411)	-	-	7,476	-	-	-
Merger-related costs	1,896	6,376	7,470	13,760	4,835	372	6,603
Change-in-control payments	-	-	885	-	-	-	-
Loss on sale of securities	-	193	-	-	-	-	-
FHLB prepayment penalties	175	-	-	-	-	-	-
Branch right-sizing	-	641	(3,059)	3,144	3,359	3,219	(536)
Charter consolidation costs	-	-	652	-	-	-	-
Tax effect[1]	526	(2,829)	(1,929)	(8,964)	(2,981)	(1,409)	(2,379)
Net non-core items	(814)	4,381	3,019	15,515	4,619	2,182	3,688
Diluted core earnings per share (non-GAAP)	$ 26,870	$ 27,612	$ 38,707	$ 89,622	$ 101,409	$ 25,091	$ 26,753

(1) Effective tax rate of 39.225%, adjusted for non-deductible merger-related costs.

Appendix: Non-GAAP Reconciliations

Reconciliation Of Non-GAAP Financial Measures *US$ in thousands*	2012	2013	2014	2015	2016	Q1 - 17 LTM	Q2 2016	Q2 2017
Calculation of Diluted EPS								
Diluted earnings per share	$ 1.64	$ 1.42	$ 2.11	$ 2.63	$ 3.13	$ 3.03	$ 0.75	$ 0.72
Non-core items								
Accelerated vesting on retirement agreements	-	-	-	0.08	-	-	-	-
Gain on sale of merchant services	-	-	(0.06)	-	-	-	-	-
Gain on sale of banking operations	-	-	-	(0.07)	-	-	-	-
Gain from early retirement of trust preferred securities	-	-	-	-	(0.02)	-	-	-
Loss on FDIC loss-share termination/Gain on FDIC-assisted transactions	(0.21)	-	-	0.27	-	-	-	-
Merger-related costs	0.12	0.39	0.44	0.49	0.16	0.37	0.01	0.21
Change-in-control payments	-	-	0.05	-	-	-	-	-
Loss on sale of securities	-	0.01	-	-	-	-	-	-
FHLB prepayment penalties	0.01	-	-	-	-	-	-	-
Branch right-sizing	-	0.04	(0.16)	0.11	0.11	(0.02)	0.11	(0.02)
Charter consolidation costs	-	-	0.04	-	-	-	-	-
Tax effect[1]	0.03	(0.17)	(0.13)	(0.33)	(0.10)	(0.13)	(0.05)	(0.07)
Net non-core items	(0.05)	0.27	0.18	0.55	0.15	0.22	0.07	0.12
Diluted core earnings per share (non-GAAP)	$ 1.59	$ 1.69	$ 2.29	$ 3.18	$ 3.28	$ 3.25	$ 0.82	$ 0.84
Stock price as of 06/30/2017						$ 52.90		
Price to LTM earnings per share						17.5 x		
Price to LTM core earnings per share						16.3 x		

(1) Effective tax rate of 39.225%, adjusted for non-deductible merger-related costs.

Simmons First National Corporation

Appendix: Non-GAAP Reconciliations

Reconciliation Of Non-GAAP Financial Measures *US$ in thousands*	2012	2013	2014	2015	2016	Q2 2016	Q2 2017
Calculation of Efficiency Ratio							
Non-interest expense	$ 117,733	$ 134,812	$ 175,721	$ 256,970	$ 255,085	$ 64,137	$ 71,408
Non-core non-interest expense adjustment	(2,071)	(7,017)	(13,747)	(18,747)	(8,435)	(3,591)	(6,700)
Other real estate and foreclosure expense adjustment	(992)	(1,337)	(4,507)	(4,861)	(4,389)	(967)	(517)
Amortization of intangibles adjustment	(348)	(601)	(1,979)	(4,889)	(5,942)	(1,451)	(1,553)
Efficiency ratio numerator	$ 114,322	$ 125,857	$ 155,488	$ 228,473	$ 236,319	$ 58,128	$ 62,638
Net-interest income	$ 113,517	$ 130,850	$ 171,064	$ 278,595	$ 279,206	$ 66,583	$ 76,812
Non-interest income	48,371	40,616	62,192	94,661	139,382	36,888	35,744
Non-core non-interest income adjustment	(3,411)	193	(8,780)	5,731	(835)	-	(632)
Fully tax-equivalent adjustment	4,705	4,951	6,840	8,517	7,722	1,675	2,082
(Gain) loss on sale of securities	(2)	151	(8)	(307)	(5,848)	(3,759)	(2,236)
Efficiency ratio denominator	$ 163,180	$ 176,761	$ 231,308	$ 387,197	$ 419,627	$ 101,387	$ 111,770
Efficiency ratio	70.06%	71.20%	67.22%	59.01%	56.32%	57.33%	56.04%

Appendix: Non-GAAP Reconciliations

Reconciliation Of Non-GAAP Financial Measures *US$ in thousands*	2015 YTD	2016 YTD	Q2 2016	Q2 2017
Calculation of Core Net Interest Margin				
Net interest income	$ 278,595	$ 279,206	$ 66,583	$ 76,812
FTE adjustment	8,517	7,722	1,675	2,082
Fully tax equivalent net interest income	287,112	286,928	68,258	78,894
Total accretable yield	(46,131)	(24,257)	(4,700)	(4,792)
Core net interest income	$ 240,981	$ 262,671	$ 63,558	$ 74,102
Average earning assets	$ 6,305,966	$ 6,855,322	$ 6,625,642	$ 7,841,208
Net interest margin	4.55%	4.19%	4.14%	4.04%
Core net interest margin (non-GAAP)	3.82%	3.83%	3.86%	3.79%

Calculation of Tangible Book Value per Share	June 2017
Total common stockholders' equity	$ 1,234,076
Total intangibles	(437,965)
Tangible common stockholders' equity	$ 796,111
Shares of common stock outstanding	32,212,832
Book value per common share	$ 38.31
Tangible book value per common share (non-GAAP)	$ 24.71
Stock price as of 12/31/2016	$ 52.90
Price to book value per share	1.4 x
Price to tangible book value per share	2.1 x

Simmons First National Corporation

NASDAQ-GS: SFNC



Pine Bluff – Corporate Headquarters



Little Rock Corporate Office